Exhibit 21.1

Icon Energy Corp.

Subsidiaries

Subsidiary	Jurisdiction of Incorporation

Maui Shipping Co.	Marshall Islands
Positano Marine Inc. Reef Shiptrade Ltd	Marshall Islands Marshall Islands
Charlie Marine Ltd.	Marshall Islands